The information in this preliminary prospectus supplement is not complete and may be changed without notice. This preliminary prospectus supplement is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated March 27, 2006)	Filed pursuant to Rule 424(b)(2) Registration No. 333-132747
SUBJECT TO COMPLETION

1-Year Trigger Reverse Exchangeable Notes
Linked To Light Sweet Crude Oil Futures
UBS AG $• Senior Notes due August •, 2007, Linked To Light Sweet Crude Oil Futures

Issuer:	UBS AG, booked through its Jersey Branch
Issue Date:	August •, 2006
Maturity Date:	August •, 2007
Coupon Rate:	•% per annum. The Coupon Rate is expected to be set at between 9.00% and 9.50% on the Pricing Date.
Interest:	The notes will bear interest at the Coupon Rate, payable quarterly in arrears on November •, 2006, February •, 2007, May •, 2007 and on the Maturity Date (or any earlier redemption date), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a Business Day. Interest will be computed on the basis of a 360-day year and the actual number of days elapsed during each interest period, the first of which commences on, and includes, the Issue Date and ends on, but excludes, the first interest payment date, and each subsequent interest period commences on, and includes, the interest payment date for the preceding interest period and ends on, but excludes, the next following interest payment date. The final interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the Maturity Date or any earlier redemption date.
Payment at Maturity:	Unlike ordinary debt securities, the amount you will receive at maturity of your notes will depend on the closing price on the New York Mercantile Exchange of the generic first nearby light sweet crude oil futures contract (which we refer to as the Light Sweet Crude Price) during a specified observation period, as well as the Final Oil Price. If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period and the Final Oil Price is less than the Initial Price (each as specified below), then the amount of principal you will receive at maturity will be less than par. In that case, the principal amount you will receive will be (a) par times (b) the quotient of (i) the Final Oil Price divided by (ii) the Initial Price. Otherwise, the amount of principal you receive at maturity will be par. In all cases, you will receive any accrued and unpaid interest on the par amount of your notes. Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose some or all of your principal investment in the notes. However, the amount of principal you receive at maturity will never be greater than par. The Trigger Price and Initial Price will be set forth in the final prospectus supplement delivered to you in connection with a sale of the notes.
Light Sweet Crude Price:	Subject to certain exceptions described more fully in this prospectus supplement, the Light Sweet Crude Price will be, for any day, the closing price for the New York Mercantile Exchange (“NYMEX”) generic first nearby light sweet crude oil futures contract appearing under the ticker CL1 <CMDTY> as reported by Bloomberg L.P., or its successor, at the close of business on such day.
Trigger Price:	$•. The Trigger Price is expected to be set on the Pricing Date at between 71% and 76% of the Initial Price.
Initial Price:	$•. The Initial Price is expected to be set on the Pricing Date at the Light Sweet Crude Price as of such date.
Final Oil Price:	The Light Sweet Crude Price on the last NYMEX Business Day of the Observation Period.
Pricing Date:	The date of the final prospectus supplement.
Observation Period:	The period starting on the Issue Date and ending on (but not including) the tenth NYMEX Business Day prior to the Maturity Date (which last day we refer to as the Valuation Date).
NYMEX Business Day:	A day on which the NYMEX is scheduled to be open for trading during its regular trading session.
Denominations:	$1,000 and integral multiples thereof.
Minimum Investment:	Each investor in the initial offering of the notes will be required to purchase notes with a principal amount of at least $10,000.
Booking Branch:	UBS AG, acting through its Jersey Branch
Calculation Agent:	UBS AG, acting through its London Branch
CUSIP Number:	•

See ‘‘Risk Factors’’ beginning on page S-12 for risks related to an investment in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of UBS AG and are not FDIC insured.

The notes will not be listed on any securities exchange. As of the date of this prospectus supplement, there is no established market or market price for the notes. The Issuer expects to deliver the notes through the facilities of The Depository Trust Company on or about August •, 2006 (which we refer to as the Issue Date).

	Price to Public	Underwriting Discount	Proceeds to UBS AG

Per Note	100%	1.00%	99.00%
Total	•	•	•

UBS Investment Bank	UBS Financial Services Inc.
Preliminary Prospectus Supplement dated July 27, 2006

Prospectus Supplement Summary

The following is a summary of terms of the notes, as well as a discussion of factors you should consider before purchasing the notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this prospectus supplement and in the accompanying prospectus. Please note that references to ‘‘UBS,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to UBS AG and not to its consolidated subsidiaries.

What are the 1-Year Trigger Reverse Exchangeable Notes Linked To Light Sweet Crude Oil Futures?

The 1-Year Trigger Reverse Exchangeable Notes Linked To Light Sweet Crude Oil Futures, which we refer to in this prospectus supplement as the notes, are medium-term senior notes issued by us, due August •, 2007, the interest rate on which is the Coupon Rate of •% per annum and the return of principal on which is linked to the Light Sweet Crude Price. The Coupon Rate is expected to be set at between 9.00% and 9.50% on the Pricing Date.

The notes will bear interest at the Coupon Rate, payable quarterly in arrears on November •, 2006, February •, 2007, May •, 2007 and on the Maturity Date (or any earlier redemption date), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a Business Day. Interest will be computed on the basis of a 360-day year and the actual number of days elapsed during each interest period, the first of which commences on, and includes, the Issue Date and ends on, but excludes, the first interest payment date, and each subsequent interest period commences on, and includes, the interest payment date for the preceding interest period and ends on, but excludes, the next following interest payment date. The final interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the Maturity Date or any earlier redemption date.

Unlike ordinary debt securities, the amount you will receive at maturity of your notes will depend on the closing price on the New York Mercantile Exchange (“NYMEX”) of the generic first nearby light sweet crude oil futures contract (which we refer to as the Light Sweet Crude Price) during a specified observation period, as well as the Light Sweet Crude Price on the last NYMEX Business Day of that observation period (which price we refer to as the Final Oil Price). If the Light Sweet Crude Price is less than $• (which we refer to as the Trigger Price and which is expected to be set on the Pricing Date at between 71% and 76% of the Initial Price) on any NYMEX Business Day during the Observation Period and the Final Oil Price is less than $• (which we refer to as the Initial Price and which is expected to be set on the Pricing Date at the Light Sweet Crude Price as of such date), then the amount of principal you will receive at maturity will be less than par. In that case, the principal amount you will receive will be (a) par times (b) the quotient of (i) the Final Oil Price divided by (ii) the Initial Price. Otherwise, the amount of principal you receive at maturity will be par. In all cases, you will receive any accrued and unpaid interest on the par amount of your notes. Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose some or all of your principal investment in the notes. However, the amount of principal you receive at maturity will never be greater than par. The Trigger Price and Initial Price will be set forth in the final prospectus supplement delivered to you in connection with a sale of the notes.

➢	The “Observation Period” means, the period starting on the Issue Date and ending on (but not including) the tenth NYMEX Business Day prior to the Maturity Date (which last day we refer to as the Valuation Date).

➢	The “Light Sweet Crude Price” means, for any day, the closing price for the NYMEX generic first nearby light sweet crude oil futures contract appearing under the ticker CL1 <CMDTY> as reported by Bloomberg L.P., or its successor, at the close of business on such day. If, on any NYMEX Business Day during the Observation Period, other than the scheduled Valuation Date, a Market Disruption Event occurs, then the Calculation Agent shall determine the Light Sweet Crude Price for such day in a commercially reasonable manner. If a Market Disruption Event occurs on the Valuation Date, then the Light Sweet Crude Price shall be the closing price for the NYMEX generic first nearby light sweet crude oil futures contract on the first succeeding NYMEX
Business Day on which such price is available, except that if the closing price for the NYMEX generic first nearby light sweet crude oil futures contract is not available on each of the next five NYMEX Business Days immediately following the scheduled Valuation Date, the Calculation Agent shall, on such fifth day, determine the Light Sweet Crude Price in a commercially reasonable manner, taking into consideration those factors it deems relevant, including then prevailing market conditions and the last reported, published or traded price for the NYMEX generic first nearby light sweet crude oil futures contract.

➢	“Market Disruption Event” means the occurrence of (a) the failure of Bloomberg L.P., or its successor, to publish the closing price for the NYMEX generic first nearby light sweet crude oil futures contract or (b) the suspension of trading in the light sweet crude oil futures contract on the NYMEX.

For a description of how your payment at maturity will be calculated, see ‘‘How will your payment at maturity be calculated?’’ on page S-6, “Hypothetical examples of how the amount of principal is calculated at maturity” on page S-7 and ‘‘Specific Terms of the Notes—Payment at Maturity’’ on page S-19. For a description of “Business Day,” see “Specific Terms of the Notes–Modified Business Day” on page S-22.

The notes may be a suitable investment for you if:

➢	You seek current income from your investment.

➢	You believe that the Light Sweet Crude Price during the Observation Period will not fall below the Trigger Price, or the Final Oil Price will be equal to or higher than the Initial Price.

➢	You are comfortable holding notes with a fixed interest rate that are not principal protected.

The notes may not be a suitable investment for you if:

➢	You believe that the Light Sweet Crude Price during the Observation Period may fall below the Trigger Price and the Final Oil Price may be lower than the Initial Price.

➢	You seek an investment that is at least partially principal protected.

➢	You seek an investment that offers the possibility to participate in any increase in the Light Sweet Crude Price.

➢	You seek an investment for which there will be an active secondary market.

➢	You are uncomfortable holding notes with fixed interest payments.

What are some of the risks of the notes?

An investment in the notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in the “Risk Factors” section of this prospectus supplement, beginning on page S-12.

➢	You may lose up to your entire principal amount—If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Buisiness Day during the Observation Period, the notes will be fully exposed to any decline in the Light Sweet Crude Price as of the Valuation Date. In this event, your cash payment at maturity on your principal will be based on the Final Oil Price relative to the Initial Price and you may lose up to your entire investment.

➢	Unpredictable Rate of Return—While the notes will earn interest in arrears at the Coupon Rate, your return of principal, which will never be greater than par, is linked to the Light Sweet Crude Price. You will receive the full amount of your investment only if (a) the Light Sweet Crude Price is greater than or equal to the Trigger Price on each NYMEX Business Day during the Observation Period or (b) if the Light Sweet Crude Price has fallen below the Trigger Price during the Observation Period, and the Final Oil Price is equal to or greater than the Initial Price.

➢	There may be little or no secondary market for the notes—We do not intend to list the notes on any stock exchange or automated quotation system, and there can be no assurances that a secondary market for the notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the notes, although they are not required to do so and may stop making a market at any time.

➢	The value of your notes is subject to fluctuation—We expect that generally, the value of the notes and the payment at maturity will depend primarily on the market price of oil and oil futures and interest rates. Oil and oil futures prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including among other things, global or regional economic, financial, political, regulatory, judicial or other events and industry factors such as short-term changes in supply and demand because of trading activities in the oil market and seasonality, such as weather conditions. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (OPEC). OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases. It is not possible to predict the aggregate effect of all or any combination of these factors. Your notes may trade differently from the market price of oil or oil futures, and changes in the market price of oil or oil futures may not result in comparable changes in the market value of your notes.

What is the NYMEX first nearby light sweet crude oil futures contract?

The NYMEX light sweet crude oil futures contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oils, following domestic crude oil streams including the: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet and South Texas Sweet. A futures contract is a legally binding obligation requiring the holder to buy or sell a particular commodity at a particular price and location at a specific date. Contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. In the case of the NYMEX light sweet crude oil futures contract, trading occurs during exchange hours on the floor of the exchange (the “open outcry session”). After hours, trading may be conducted on NYMEX ACCESS(R), NYMEX’s electronic trading system. Between the open outcry session and NYMEX ACCESS(R), trading occurs about 22 hours a day. The “first nearby” futures contract is the contract next scheduled for settlement. For example, as of July 27, 2006, the first nearby contract is the August 2006 futures contract, which is a contract for delivery of crude oil in August 2006. Investing in the notes is not equivalent to investing in futures contracts for light sweet crude oil.

The notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to UBS AG and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to any of UBS AG or the notes. NYMEX has no obligation to take the needs of UBS AG or the owners of the notes into consideration in determining, composing or calculating any NYMEX commodity futures closing price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) the statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by UBS AG, owners of the notes, or any other person or entity from the use of the NYMEX commodity futures prices included therein or for any other use. NYMEX makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

What are some factors that affect the Light Sweet Crude Price?

Some of the factors that may affect the Light Sweet Crude Price include:

  changes in supply and demand of oil;
  changes in interest rates generally;
  general economic, financial, political or regulatory conditions;
  governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies;
  weather and climate conditions;
  changes in balances of payments and trade;
  U.S. and international rates of inflation and expectations concerning inflation;
  currency devaluations and revaluations;
  U.S. and international political and economic events, including governmental and social changes in oil producing countries and conflicts involving oil-producing and other countries, such as the war in Iraq;
  changes in philosophies and emotions of market participants; and
  inflation and expectations concerning inflation.

What is the tax treatment of the notes?

We believe that it is reasonable (in the absence of an administrative determination or judicial ruling to the contrary) to treat a note for U.S. federal income tax purposes as a unit consisting of (i) a put option (the “Put Option”) written by you and purchased by us with respect to light sweet crude oil futures and (ii) a debt instrument issued by us to you with a principal amount equal to the principal amount of your notes (the “Debt Instrument”). Under this characterization, (i) the Debt Instrument would be treated as having been issued for the principal amount of the notes and (ii) the coupon payments on the notes would be treated in part as payments of interest and in part as payments of option premium for the Put Option (the “Option Premium”). Under this characterization, a cash payment of the principal amount of your notes upon the maturity of your notes (in addition to the quarterly coupon payment at maturity) would result in your recognition of short-term capital gain in an amount equal to the aggregate Option Premium received by you under the notes. Alternatively, under this characterization, if you receive at maturity a payment based on the Final Oil Price (in addition to the quarterly coupon payment at maturity), which will be less than the principal amount of your notes, you will recognize short-term capital gain or loss equal to the aggregate Option Premium received on the notes minus the difference between the principal amount of your notes and the payment you receive at maturity (not including the quarterly coupon payment at maturity). Generally, we will not withhold on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied.

     There is no direct legal authority regarding the proper tax treatment of the notes and other characterizations of the notes are possible. Consequently, significant aspects of the tax treatment of the notes are uncertain and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization described herein. You should read the section entitled “Certain United States Federal Income Tax Consequences” for additional discussion of the U.S. federal income tax treatment of the notes and consult your own tax adviser regarding such tax treatment.

Please see the attached Prospectus for a discussion of certain Swiss tax considerations relating to the notes.

How will the interest payable in respect of each interest period be calculated?

The notes will bear interest at the Coupon Rate, payable quarterly in arrears on November •, 2006, February •, 2007, May •, 2007 and on the Maturity Date (or any earlier redemption date), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a Business Day. Interest will be computed on the basis of a 360-day year and the actual number of days elapsed during each interest periods, the first of which commences on, and includes, the Issue Date and ends on, but excludes, the first interest payment date, and each subsequent interest period commences on, and includes, the interest payment date for the preceding interest period and ends on, but excludes, the next following interest payment date. The final interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the Maturity Date or any earlier redemption date. The Coupon Rate is expected to be set at between 9.00% and 9.50% on the Pricing Date.

How will your payment at maturity be calculated?

Unlike ordinary debt securities, the amount you will receive at maturity of your notes will depend on the Light Sweet Crude Price during the Observation Period, as well as on the Valuation Date.

➢	If the Light Sweet Crude Price is equal to or greater than the Trigger Price on each NYMEX Business Day during the Observation Period or if the Final Oil Price is equal to or greater than the Initial Price, you will receive a payment at maturity that is equal to any unpaid interest plus your principal amount.

➢	If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period and the Final Oil Price is less than the Initial Price, then the amount of principal you will receive at maturity will be less than par. In that case, the principal amount you will receive will be (a) par times (b) the quotient of (i) the Final Oil Price divided by (ii) the Initial Price. The Trigger Price is expected to be set on the Pricing Date at between 71% and 76% of the Initial Price. The Initial Price is expected to be set on the Pricing Date at the Light Sweet Crude Price as of such date. Both the Trigger Price and Initial Price will be set forth in the final prospectus supplement delivered to you in connection with a sale of the notes.

Step 1: Calculate the Percentage Return on the Principal of the Notes.

Percentage return of the principal = Final Oil Price / the Initial Price

Step 2: Calculate the Cash Payment at Maturity.

Payment at maturity = Unpaid interest + (Percentage return on the principal x Principal amount of your notes)

In all cases, you will receive any accrued and unpaid interest on the par amount of your notes. Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose up to your entire investment in the notes. However, the amount of principal you receive at maturity will never be greater than par.

Hypothetical examples of how the amount of principal is calculated at maturity.

Set forth below are four hypothetical examples of how the amount of principal that you will receive at maturity is calculated. The examples are all based on the following assumptions:

Principal amount of the notes:	$100,000
Trigger Price:	$53.475
Initial Price:	$71.30

Hypothetical Example 1–The Light Sweet Crude Price remains above the Trigger Price on each NYMEX Business Day during the Observation Period, and the Final Oil Price is USD60.00.

Since the Light Sweet Crude Price is never lower than the Trigger Price during the Observation Period, 100% of your investment will be returned at maturity. This is the case despite the Final Oil Price being lower than the Initial Price.

Your total cash payment at maturity on your principal of $100,000 principal amount of the notes therefore would be $100,000 (i.e., 100% of the principal amount), which includes:

➢	Principal Amount:	$100,000
➢	Percentage return of principal:	100%

	Payment at Maturity:	$100,000

	Loss of principal:	$0

Hypothetical Example 2– The Light Sweet Crude Price is USD50.00 on at least one NYMEX Business Day during the Observation Period and the Final Oil Price is USD75.00.

The Light Sweet Crude Price on at least one NYMEX Business Day during the Observation Period is below the Trigger Price. However, since the Final Oil Price is greater than the Initial Price, 100% of your investment will be returned at maturity.

Your total cash payment at maturity on your principal of a $100,000 principal amount of the notes therefore would be $100,000 (i.e., 100% of the principal amount), which includes:

➢	Principal Amount:	$100,000
➢	Percentage return of principal:	100%

	Payment at Maturity:	$100,000

	Loss of principal:	$0

Hypothetical Example 3– The Light Sweet Crude Price is USD50.00 on at least one NYMEX Business Day during the Observation Period and the Final Oil Price is USD53.00.

The Light Sweet Crude Price on at least one NYMEX Business Day during the Observation Period is below the Trigger Price. Because the Final Oil Price is less than the Initial Price, you will receive less than 100% of your investment at maturity.

The percentage return of your principal will be the Final Oil Price divided by the Initial Price:

$53 / $71.30 = 74.33%

Your total cash payment at maturity on your principal of a $100,000 principal amount of the notes therefore would be $74,333.38 (i.e., 74.33% of the principal amount), which includes:

➢	Principal Amount:	$100,000
➢	Percentage return of principal:	74.33%

	Payment at Maturity:	$74,333.80

	Loss of principal:	$25,666.20	(a loss of 25.67%)

Hypothetical Example 4– The Light Sweet Crude Price is USD50.00 on at least one NYMEX Business Day during the Observation Period and the Final Oil Price is USD60.00.

The Light Sweet Crude Price on at least one NYMEX Business Day during the Observation Period is below the Trigger Price. Because the Final Oil Price is less than the Initial Price, you will receive less than 100% of your investment at maturity.

The percentage return of your principal will be the Final Oil Price divided by the Initial Price: $60 / $71.30 = 84.15%

Your total cash payment at maturity on your principal of a $100,000 principal amount of the notes therefore would be $84,151.47 (i.e., 84.15% of the principal amount), which includes:

➢	Principal Amount:	$100,000
➢	Percentage return of principal:	84.15%

	Payment at Maturity:	$84,151.47

	Loss of principal:	$15,848.53	(a loss of 15.85%)

Hypothetical examples of return on investment.

The following tables illustrates how, based on the following assumptions, the Final Oil Price may affect the total return on the notes (including both returns of principal and interest), which may be positive or negative.

Table 1: Effect of Final Oil Price on total return on the notes when Light Sweet Crude Price is below the Trigger Price on at least one NYMEX Business Day during the Observation Period

Assumptions for Table 1:

Light Sweet Crude Price is below the Trigger Price for
at least one NYMEX Business Day during the	Yes
Observation Period:
Coupon Rate:	9.25%
Principal amount of the notes:	$100,000.00
Trigger Price:	$53.475
Initial Price:	$71.30
Total Interest Payments through the term of the notes:	$9,250.00

			Hypothetical Total
	Hypothetical Final Oil	Hypothetical Return Of	Return On Investment
	Price	Principal At Maturity	(Including Interest
			Payments)

	$80.00	100.00%	9.25%
	$75.00	100.00%	9.25%
Hypothetical Initial Price	$71.30	100.00%	9.25%
	$70.00	98.18%	7.43%
	$65.00	91.16%	0.41%
	$64.00	89.76%	-0.99%
	$63.00	88.36%	-2.39%
	$62.00	86.96%	-3.79%
	$60.00	84.15%	-6.60%
	$58.00	81.35%	-9.40%
	$55.00	77.14%	-13.61%
Hypothetical Trigger Price	$53.475	75.00%	-15.75%
	$52.00	72.93%	-17.82%
	$50.00	70.13%	-20.62%
	$48.00	67.32%	-23.43%
	$42.00	58.91%	-31.84%
	$40.00	56.10%	-34.65%
	$35.00	49.09%	-41.66%
	$30.00	42.08%	-48.67%
	$26.00	36.47%	-54.28%
	$24.00	33.66%	-57.09%
	$20.00	28.05%	-62.70%
	$18.00	25.25%	-65.50%
	$16.00	22.44%	-68.31%
	$14.00	19.64%	-71.11%
	$12.00	16.83%	-73.92%
	$10.00	14.03%	-76.72%

Table 2: Effect of Final Oil Price on total return on the notes when Light Sweet Crude Price is equal to or greater than the Trigger Price on each NYMEX Business Day during the Observation Period

Assumptions for Table 2:

Light Sweet Crude Price is below the Trigger Price for
at least one NYMEX Business Day during the	No
Observation Period:
Coupon Rate:	9.25%
Principal amount of the notes:	$100,000.00
Trigger Price:	$53.475
Initial Price:	$71.30
Total Interest Payments through the term of the notes:	$9,250.00

			Hypothetical Total
	Hypothetical Final Oil	Hypothetical Return Of	Return On Investment
	Price	Principal At Maturity	(Including Interest
			Payments)

	$80.00	100.00%	9.25%
	$75.00	100.00%	9.25%
Hypothetical Initial Price	$71.30	100.00%	9.25%
	$70.00	100.00%	9.25%
	$65.00	100.00%	9.25%
	$64.00	100.00%	9.25%
	$63.00	100.00%	9.25%
	$62.00	100.00%	9.25%
	$60.00	100.00%	9.25%
	$58.00	100.00%	9.25%
	$55.00	100.00%	9.25%
Hypothetical Trigger Price	$53.475	100.00%	9.25%

Historical Information

We have included the following graph showing the levels of the daily Light Sweet Crude Price over the past 10-year period for your reference. Past movements of the Light Sweet Crude Price are not indicative of future levels or future behavior.

On July 25, 2006, the Light Sweet Crude Price was $73.93. The historical market prices of oil and oil futures should not be taken as an indication of the future market prices of oil or oil futures. As a result, it is impossible to predict whether the market price of oil and oil futures will rise or fall. The light sweet crude oil futures price will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market price of oil and oil futures. Historically, there have been occasions when, during a 12-month period, the Light Sweet Crude Price dropped by more than the excess of the Initial Price over the Trigger Price. While historical performance is not an indication of future levels of the Light Sweet Crude Price, there can be no assurance that the Light Sweet Crude Price will not decrease below the Trigger Price during the Observation Period.

Risk Factors

This section describes the most significant risks relating to the notes. We urge you to read the following information about these risks, together with the other information in this prospectus supplement and the accompanying prospectus, before investing in the notes.

You may lose up to your entire principal amount

If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period, the notes will be fully exposed to any decline in the Light Sweet Crude Price as of the Valuation Date. In this event, your cash payment at maturity on your principal will be based on the Final Oil Price relative to the Initial Price and you may lose up to your entire investment.

The return on the notes is uncertain, and movements in the Light Sweet Crude Price will affect whether or not and the extent to which you will receive your principal.

While the notes will earn interest in arrears at the Coupon Rate, your return of principal, which will never be greater than par, is linked to the Light Sweet Crude Price. You will receive the full amount of your investment only if (a) the Light Sweet Crude Price is greater than or equal to the Trigger Price on each NYMEX Business Day during the Observation Period or (b) if the Light Sweet Crude Price has fallen below the Trigger Price during the Observation Period, and the Final Oil Price is equal to or greater than the Initial Price.

Interest payments payable to you may be offset by the loss of your principal

Any loss of principal on the notes may offset or exceed any gain you may receive as interest payments under the notes.

The market price of oil will affect the value of the notes and the payment at maturity

We expect that generally, the value of the notes and the payment at maturity will depend primarily on the market price of oil and oil futures and interest rates. Oil and oil futures prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including among other things, global or regional economic, financial, political, regulatory, judicial or other events and industry factors such as short-term changes in supply and demand because of trading activities in the oil market and seasonality, such as weather conditions. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (OPEC). OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases. It is not possible to predict the aggregate effect of all or any combination of these factors. The market value of your notes may fluctuate between the date you purchase them and the date when the Calculation Agent will determine your payment at maturity. Historically, there have been occasions when, during a 12-month period, the Light Sweet Crude Price dropped by more than the excess of the Initial Price over the Trigger Price. While historical performance is not an indication of future levels of the Light Sweet Crude Price, there can be no assurance that the Light Sweet Crude Price will not decrease below the Trigger Price during the Observation Period. Your notes may trade differently from the market price of oil, and changes in the market price of oil may not result in comparable changes in the market value of your notes. Investing in the notes is not equivalent to investing in futures contracts for light sweet crude oil.

The market value of the notes may be influenced by unpredictable factors

The market value of your notes may fluctuate between the date you purchase them and the date when the Calculation Agent will determine your payment at maturity. Several factors, which may be beyond our control, will

Risk Factors

influence the market value of the notes. We expect that generally the Light Sweet Crude Price on any NYMEX Business Day and expectations about future levels and volatility of the light sweet crude oil price will affect the market value of the notes more than any other factor. The market value of the notes may be impaired if the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period. Other factors that may influence the market value of the notes include:

➢	changes in supply and demand of oil;

➢	changes in interest rates generally;

➢	general economic, financial, political or regulatory conditions or judicial events that affect financial markets generally;

➢	governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies;

➢	weather and climate conditions;

➢	changes in balances of payments and trade;

➢	U.S. and international rates of inflation and expectations concerning inflation;

➢	currency devaluations and revaluations;

➢	U.S. and international political and economic events, including governmental and social changes in oil producing countries and conflicts involving oil-producing and other countries, such as the war in Iraq;

➢	changes in philosophies and emotions of market participants;

➢	inflation and expectations concerning inflation;

➢	supply and demand for the notes;

➢	commodity prices in the market generally;

➢	the time remaining to the Valuation Date; and

➢	the creditworthiness and credit ratings of UBS.

There may not be an active trading market in the notes

There may be no secondary market for the notes. We do not intend to list the notes on any securities exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc. or any other affiliate makes a market in the notes, they may stop doing so at any time. The prices we may offer for the notes will be discounted to reflect our costs and, among other things, changes of and volatility in interest rates in the market.

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Risk Factors

Historical market prices of oil should not be taken as an indication of the future market prices of oil during the term of the notes.

The historical market prices of oil and oil futures should not be taken as an indication of the future market prices of oil and oil futures. As a result, it is impossible to predict whether the market price of oil and oil futures will rise or fall. The light sweet crude oil futures price will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market price of oil and oil futures.

Investments linked to the value of oil may be more volatile than other more traditional securities investments

The value of oil is subject to variables that may be less significant to the values of more traditional securities such as stocks and bonds. Variables such as drought, floods, weather, government intervention, embargoes and tariffs may have a larger impact on oil prices and oil-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.

Regulation of the commodity futures markets is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the value of the notes and the amount you will receive at maturity.

Futures contracts and options on futures contracts markets, including those on which the Light Sweet Crude Price is based, are subject to comprehensive statutes, regulations and margin requirements. There is a multi-tiered structure of exchanges in the United States subject to varying degrees of regulation. The Commodity Futures Trading Commission (“CFTC”) and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodities markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of note holders.

There are potential conflicts of interest between you and the Calculation Agent

We, acting through our London Branch, will serve as the Calculation Agent. As Calculation Agent, UBS AG, London Branch, will, among other things, determine the Light Sweet Crude Price and therefore the payment at maturity to be made on the notes. In particular, if there is a Market Disruption Event continuing for five NYMEX Business Days commencing on the Valuation Date, the Calculation Agent will have broad discretion to determine the Final Oil Price, which, if the Light Sweet Crude Price was below the Trigger Price for any NYMEX Business Day during the Observation Period, will determine the amount of principal you receive on the note. You should be aware that the Calculation Agent for the notes is under no obligation to take your interests into consideration in determining the Light Sweet Crude Price and is only required to act in good faith and in a commercially reasonable manner. Since such determinations will affect the amount of our obligations on the notes, the Calculation Agent may have a conflict of interest in making any such decision.

Trading by UBS AG or its affiliates may impair the value of the notes

We and our affiliates are active participants in the oil and oil futures markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more transactions in oil, futures contracts on oil and other instruments relating to the value of oil. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the price of oil and this in turn may have impact on the price of futures contracts on oil and may adversely affect the amount payable to you at maturity of the notes and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

Risk Factors

UBS and its affiliates publish research from time to time on commodities and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

UBS and its affiliates have published research or other opinions that calls into question a passive investment in commodities and opines that commodities may not provide an effective inflation hedge or portfolio diversification benefits relative to other investments. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Research published by us and our affiliates may express a viewpoint that is inconsistent with an investment in the notes, which could affect the market value of the notes. We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the market value of the notes.

No current research recommendation

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the notes.

Investors should make their own independent investigation of the merits of investing in the notes and the price to which the notes are linked.

Our business activities may create conflicts of interest

Trading activities related to oil in the commodity markets may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between UBS and you.

The notes are not insured by the FDIC

The notes are not deposit liabilities of UBS and neither the notes nor your investment in the notes is insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority regarding the proper tax treatment of the notes, and we do not plan to request a ruling from the IRS regarding the tax treatment of the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain and no assurance can be given that the IRS or the courts will agree with the characterization described herein. If the IRS were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ from the description herein. You are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the notes (including alternative characterizations of the notes) as well as tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Please read carefully the section of this pricing supplement called “Certain United States Federal Income Tax Consequences.”

Value of the Notes

At maturity. If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period and the Final Oil Price is less than the Initial Price, then the amount of principal you will receive at maturity will be less than par. In that case, the principal amount you will receive will be (a) par times (b) the quotient of (i) the Final Oil Price divided by (ii) the Initial Price. Otherwise, the amount of principal you receive at maturity will be par. In all cases, you will receive any accrued and unpaid interest on the par amount of your notes.

Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose some or all of your principal investment in the notes. However, the amount of principal you receive at maturity will never be greater than par. The Trigger Price is expected to be set on the Pricing Date at between 71% and 76% of the Initial Price and the Initial Price is expected to be set on the Pricing Date at the Light Sweet Crude Price as of such date. The Trigger Price and Initial Price, will be set forth in the final prospectus supplement delivered to you in connection with a sale of the notes.

Prior to maturity. The notes will bear interest at the Coupon Rate, payable quarterly in arrears on November •, 2006, February •, 2007, May •, 2007 and on the Maturity Date (or any earlier redemption date), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a Business Day. You should understand that the market value of the notes will be affected by several factors, which may be beyond our control. We expect that generally, the value of the notes and the payment at maturity will depend primarily on the market price of oil and oil futures and interest rates. Oil and oil futures prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including among other things, global or regional economic, financial, political, regulatory, judicial or other events and industry factors such as short-term changes in supply and demand because of trading activities in the oil market and seasonality, such as weather conditions. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (OPEC). OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases. It is not possible to predict the aggregate effect of all or any combination of these factors. Your notes may trade differently from the market price of oil, and changes in the market price of oil may not result in comparable changes in the market value of your notes.

See “Risk Factors” beginning on page S-12 for a discussion of certain factors that may influence the market value of the notes prior to maturity.

Operation of the Crude Oil Market

The following discussion of the operation of the crude oil market is based on publicly available information and is provided for informational purposes only. For more information on the crude oil market, see the United States Department of Energy’s Energy Information Administration (“EIA”) website at http://www.eia.doe.gov.

You should make your own investigation into the crude oil market in determining whether the Notes are a suitable investment for you.

Crude Oil Prices

Prices of oil, like those of other goods and services, reflect both the product's underlying cost as well as market conditions at all stages of production and distribution. The price of crude oil, the raw material from which petroleum products are made, is established by the supply and demand conditions in the global market overall, and more particularly, in the main refining centers: Singapore, Northwest Europe, and the U.S. Gulf Coast. The crude oil price forms a baseline for product prices. Products are manufactured and delivered to the main distribution centers, such as New York Harbor, or Chicago. Product supplies in these distribution centers would include output from area refineries, shipments from other regions, and for some, product imports. Product prices in these distribution centers establish a regional baseline.

Crude oil prices are a result of thousands of transactions taking place simultaneously around the world, at all levels of the distribution chain from crude oil producer to individual consumer. Oil markets are essentially a global auction -- the highest bidder will win the supply. When markets are “strong” (i.e., when demand is high and/or supply is low), the bidder must be willing to pay a higher premium to capture the supply. When markets are “weak” (i.e., when demand is low and/or supply is high), a bidder may choose not to outbid competitors, waiting instead for later, possibly lower priced, supplies.

Oil prices are affected by numerous factors and are subject to volatile price movements over short periods of time. Seasonal swings are an important underlying influence in the supply/demand balance, and hence in price fluctuations. As a practical matter, however, crude oil prices reflect more than just these seasonal factors; they are subject to a host of other influences. The overall supply picture is of course also influenced by the level of inventories. Oil demand is highly dependent on global macroeconomic conditions, which in turn can be dependent on global or regional economic, financial, political, regulatory, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors at any time or over any period of time.

Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Since 1973 there have been several sustained, sharp changes in the level of oil prices in response to crude oil shortages, known as “oil shocks”, including the Middle East oil embargo in 1973, the Iranian Revolution in 1979/80 and the Persian Gulf conflict in 1990. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases.

The NYMEX First Nearby Light Sweet Crude Oil Futures Contract

The NYMEX light sweet crude oil futures contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oils, following domestic crude oil streams including the: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet and South Texas Sweet. A futures contract is a legally binding obligation requiring the holder to buy or sell a particular commodity at a particular price and location at a specific date. Contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. In the case of the NYMEX light sweet crude oil futures contract, trading occurs during exchange hours on the floor of the exchange (the “open outcry session”). After hours, trading may be conducted on NYMEX ACCESS(R), NYMEX’s electronic trading system. Between the open outcry session and NYMEX ACCESS(R), trading occurs about 22 hours a day. The “first nearby” contract is the contract next scheduled for settlement. For example, as of July 27, 2006, the first nearby contract is the August 2006 futures contract, which is a contract for delivery of crude oil in August 2006. Subject to certain exceptions described more fully in this prospectus supplement, the Light Sweet Crude Price will be, for any day, the closing price for the NYMEX generic first nearby light sweet crude oil futures contract appearing under the ticker CL1 <CMDTY> as reported by Bloomberg L.P., or its successor, at the close of business on such day.

The notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to UBS AG and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to any of UBS AG or the notes. NYMEX has no obligation to take the needs of UBS AG or the owners of the notes into consideration in determining, composing or calculating any NYMEX commodity futures closing price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) the statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by UBS AG, owners of the notes, or any other person or entity from the use of the NYMEX commodity futures prices included therein or for any other use. NYMEX makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

Investing in the notes is not equivalent to investing in futures contracts for light sweet crude oil.

Specific Terms of the Notes

In this section, references to “holders” mean those who own the notes registered in their own names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of debt securities entitled “medium-term notes, Series A” that we may issue under the indenture from time to time. This prospectus supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to all medium-term notes, Series A, are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this prospectus supplement) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to UBS on the front cover of this prospectus supplement relates only to the initial sale of the notes. If you have purchased the notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the notes in more detail below.

Interest

The notes will bear interest at the Coupon Rate, payable quarterly in arrears on November , 2006, February •, 2007, May •, 2007 and on the Maturity Date (or any earlier redemption date), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date will be the first preceding day that is a Business Day. Interest will be computed on the basis of a 360-day year and the actual number of days elapsed during each interest periods, the first of which commences on, and includes, the Issue Date and ends on, but excludes, the first interest payment date, and each subsequent interest period commences on, and includes, the interest payment date for the preceding interest period and ends on, but excludes, the next following interest payment date. The final interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the Maturity Date or any earlier redemption date. The Coupon Rate is expected to be set at between 9.00% and 9.50% on the Pricing Date.

Denomination

The denomination of the notes will be $1,000 and integral multiples thereof. The minimum initial investment in the notes will be $10,000.

Payment at Maturity

Unlike ordinary debt securities, the amount you will receive at maturity of your notes will depend on the closing price on the New York Mercantile Exchange (“NYMEX”) of the generic first nearby light sweet crude oil futures contract (which we refer to as the Light Sweet Crude Price) during a specified observation period, as well as the Light Sweet Crude Price on the last NYMEX Business Day of that observation period (which price we refer to as the Final Oil Price). If the Light Sweet Crude Price is less than $• (which we refer to as the Trigger Price and is expected to be set on the Pricing Date at between 71% and 76% of the Initial Price) on any NYMEX Business Day during the observation and the Final Oil Price is less than $• (which we refer to as the Initial Price and is expected to be set on the Pricing Date at the Light Sweet Crude Price as of such date), then the amount of principal you will receive at maturity will be less than par. In that case, the principal amount you will receive will be (a) par times (b) the quotient of (i) the Final Oil Price divided by (ii) the Initial Price. Otherwise, the amount of principal you receive at maturity will be par. In all cases, you will receive any accrued and unpaid interest on the par amount of your notes. Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose some or all of your principal investment in the notes. However, the amount of principal you receive at maturity will never be greater than par. The Trigger Price and Initial Price will be set forth in the final prospectus supplement delivered to you in connection with a sale of the notes.

Specific Terms of the Notes

➢	The “Observation Period” means, the period starting on the Issue Date and ending on (but not including) the tenth NYMEX Business Day prior to the Maturity Date (which last day we refer to as the Valuation Date).

➢	The “Light Sweet Crude Price” means, for any day, the closing price for the NYMEX generic first nearby light sweet crude oil futures contract appearing under the ticker CL1 <CMDTY> as reported by Bloomberg L.P., or its successor, at the close of business on such day. If, on any NYMEX Business Day during the Observation Period, other than the scheduled Valuation Date, a Market Disruption Event occurs, then the Calculation Agent shall determine the Light Sweet Crude Price for such day in a commercially reasonable manner. If a Market Disruption Event occurs on the Valuation Date, then the Light Sweet Crude Price shall be the closing price for the NYMEX generic first nearby light sweet crude oil futures contract on the first succeeding NYMEX Business Day on which such price is available, except that if the closing price for the NYMEX generic first nearby light sweet crude oil futures contract is not available on each of the next five NYMEX Business Days immediately following the scheduled Valuation Date, the Calculation Agent shall, on such fifth day, determine the Light Sweet Crude Price in a commercially reasonable manner, taking into consideration those factors it deems relevant, including then prevailing market conditions and the last reported, published or traded price for the NYMEX generic first nearby light sweet crude oil futures contract.

➢	“Market Disruption Event” means the occurrence of (a) the failure of Bloomberg L.P., or its successor, to publish the closing price for the NYMEX generic first nearby light sweet crude oil futures contract or (b) the suspension of trading in the light sweet crude oil futures contract on the NYMEX.

In all cases, you will receive any accrued and unpaid interest on the par amount of your notes. Because of the way in which the return on the notes is linked to the Light Sweet Crude Price, under certain conditions you may lose some or all of your principal investment in the notes. However, the amount of principal you receive at maturity will never be greater than par.

Maturity Date

The maturity date will be August •, 2007.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of the notes will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the notes is accelerated, we will pay the default amount in respect of the principal of the notes at maturity. We describe the default amount below under “–Default Amount.”

For the purpose of determining whether the holders of our Series A medium-term notes, of which the notes issued here are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the notes issued here as the outstanding principal amount of that note. Although the terms of the notes may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the notes. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities We May Offer–Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer–Modification and Waiver of Covenants.”

Default Amount

The default amount for the notes on any day will be an amount, in U.S. dollars for the principal of the notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all

Specific Terms of the Notes

our payment and other obligations with respect to the notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the notes. That cost will equal:

➢	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

➢	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the notes, which we describe below, the holders of a majority in principal amount of the notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If the holders of a majority in principal amount of the notes obtain such quotation, they must notify us in writing of such quotation. Conversely, if we obtain such quotation, we must notify the holders of the notes in writing of such quotation. The amount referred to in the first bullet point above will equal the lowest–or, if there is only one, the only–quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

➢	no quotation of the kind referred to above is obtained, or

➢	every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Days objection period have not ended before the final Valuation Date, then the default amount will equal the principal amount of the notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

➢	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

➢	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Specific Terms of the Notes

Manner of Payment and Delivery

Any payment on or delivery of the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in “Description of Debt Securities We May Offer–Payment Mechanics for Debt Securities” in the attached prospectus, any payment on the notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, unless such day falls in the next calendar month, in which case the payment date will be the first preceding day that is a Business Day.

Role of Calculation Agent

UBS AG, acting through its London Branch, will serve as the Calculation Agent. We may change the Calculation Agent after the original Issue Date of the notes without notice. The Calculation Agent will make all determinations regarding Business Days, Market Disruption Days, the default amount, the Light Sweet Crude Price (including whether it is available on any day) and the amount of interest payable in respect of your notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In connection with the sale of the notes, we or our affiliates may enter into hedging transactions involving the futures or forward contracts, swaps and options on oil and other commodities or other transactions linked to or related to changes in the value of oil both before and after the Pricing Date of the notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

  execute or terminate swap, option and forward transactions relating to oil and other commodities;

  purchase and sell futures and options transactions relating to oil and other commodities;

  acquire or dispose of physical oil and other commodities;

  take or dispose of other instruments based on or linked to oil and other commodities; or

  do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the notes from time to time. See “Risk Factors” on page S-12 for a discussion of these adverse effects.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Accounting Standards and translated into U.S. dollars.

For the period ended	December 31, 2005		March 31, 2006

	CHF (in millions)	USD (in millions)	CHF (in millions)	USD (in millions)

Debt
Short Term Debt Issued (1)	157,634	120,799	147,830	113,286
Long Term Debt Issued (1)	112,800	86,441	148,802	114,031
Total Debt Issued (1)	270,434	207,240	296,632	227,316
Minority Interest (2)	7,619	5,839	5,571	4,269
Shareholders’ Equity	44,324	33,967	47,850	36,669

Total Capitalization	322,377	247,045	350,053	268,254

CHF amounts have been translated into USD at the rate of CHF 1 = $0.76632 (3)

(1)	Includes Money Market Paper and Medium-Term notes as per Balance Sheet position based on remaining maturities (split in short and long term is available only quarterly)

(2)	Includes Trust preferred securities.

(3)	USD-amounts of prior periods will be adjusted back to the current rate.

Certain United States Federal Income Tax Consequences

     The following is a general discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at the issue price and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

     This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of the notes who is subject to special treatment under the U.S. federal income tax laws, such as:

  a financial institution;

  an insurance company;

  a tax-exempt entity;

  a dealer in securities or foreign currencies;

  a regulated investment company;

  a real estate investment trust;

  a person holding the notes as part of a hedging transaction, “straddle,” synthetic security, conversion transaction, or other integrated transaction, or who has entered into a “constructive sale” with respect to the notes;

  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

  a trader in securities who elects to apply a mark-to-market method of tax accounting; or

  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

     As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Characterization of the Notes

     We believe that it is reasonable (in the absence of an administrative determination or judicial ruling to the contrary) to treat a note for U.S. federal income tax purposes as a unit consisting of (i) a put option (the “Put Option”) written by you and purchased by us with respect to light sweet crude oil futures and (ii) a debt instrument issued by us to you with a principal amount equal to the principal amount of your notes (the “Debt Instrument”). Under this characterization, (i) the Debt Instrument would be treated as having been issued for the principal amount of the notes and (ii) the coupon payments on the notes would be treated in part as payments of interest and in part as payments of option premium for the Put Option (the “Option Premium”). The terms of your notes require you and us (i) to treat the Debt Instrument as providing for annual interest of •% and the Put Option as providing for annual Option Premium of •%, in each case payable quarterly and (ii) to treat 100% of your purchase price for the notes as allocated to the purchase of the Debt Instrument.

     The characterization of the notes described above is not binding on the IRS or the courts and is only one of several possible characterizations of the notes for U.S. federal income tax purposes. Although there are other possible characterizations of the notes (as discussed below), we and, by purchasing the notes, you agree to treat the notes for all U.S. federal income tax purposes according to the characterization described above. No statutory,

Certain United States Federal Income Tax Consequences

judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the notes. Due to the absence of any such authorities, significant aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the notes (including alternative characterizations of the notes described in this disclosure). Unless otherwise stated, the following discussion assumes that the characterization of the notes described above is respected.

Tax Consequences to U.S. Holders

     The following discussion applies to you only if you are a U.S. Holder of notes. You are a “U.S. Holder” if you are a beneficial owner of a note that for U.S. federal income tax purposes is:

  a citizen or resident of the United States;

  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The Coupon Payments. As discussed above, the coupon payments on the notes will be treated in part as interest on the Debt Instrument and in part as Option Premium. Amounts treated as interest on the Debt Instrument would be includible in income by you in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. The inclusion for U.S. federal income tax purposes of amounts treated as Option Premium would be deferred until the sale, exchange or retirement (including upon the maturity) of your notes.

     Treatment at Maturity. The receipt of a cash payment of the principal amount of your notes upon the maturity of your notes (in addition to the quarterly coupon payment at maturity) would be treated as (i) payment in full of the principal amount of the Debt Instrument, which would not result in the recognition of gain or loss and (ii) the lapse of the Put Option, which would result in your recognition of short-term capital gain in an amount equal to the aggregate Option Premium paid to you for the Put Option and deferred as described in the preceding paragraph.

     If the Light Sweet Crude Price is less than the Trigger Price on any NYMEX Business Day during the Observation Period, and the Final Oil Price is less than the Initial Price, you will receive a cash payment at maturity based on the Final Oil Price (in addition to the quarterly coupon payment at maturity). The receipt of such payment would be treated as (i) the payment to you in full of the principal amount of the Debt Instrument, which would not result in the recognition of gain or loss, and (ii) your payment of a portion of such amount received to us in full satisfaction of your obligation to us under the Put Option, which would result in your recognition of short-term capital gain or loss with respect to the Put Option equal to the aggregate Option Premium received minus the amount deemed paid to us in satisfaction of the Put Option.

     Sale, Exchange or Retirement of the Notes Prior to Maturity. Upon a sale, exchange or retirement of your notes prior to the Maturity Date, you would be required to apportion the value of the amount you receive between the Debt Instrument and Put Option on the basis of the values thereof on the date of such disposition. You would recognize gain or loss with respect to the Debt Instrument in an amount equal to the difference between (i) the amount apportioned to the Debt Instrument and (ii) your adjusted U.S. federal income tax basis in the Debt Instrument (which generally would be equal to the principal amount of your notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Instrument, such gain or loss generally would be short-term capital gain or loss. The amount that you receive that is apportioned to the Put Option (together with any Option Premium received in respect thereof and deferred as described above under “—The Coupon Payments”) would be treated as short-term capital gain. If the value of the Debt Instrument on the date of the sale, exchange or retirement of your notes is in excess of the amount you receive upon such disposition, you would be treated as having made a payment (to us in the case of a retirement prior to maturity, or to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would recognize short-term capital gain or loss in an amount equal to the difference between the Option Premium you

Certain United States Federal Income Tax Consequences

previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

     Example of Tax Treatment as a Unit. The following example is for illustrative purposes only and makes certain simplifying assumptions, as noted. Assume that you purchased a note described in this prospectus supplement for $1,000 and will receive quarterly coupon payments at annual rate of 10%. Assume further that (i) the Debt Instrument will bear annual interest of 6%, payable quarterly, (ii) the Put Option will pay annual Option Premium of 4%, payable quarterly, and that (iii) the Initial Price is $70, (iv) the Trigger Price is $55 and (v) the Final Oil Price is $63.

     (a) Coupon Payments on the Notes. Under the characterization described above, $15 of each $25 quarterly coupon payment would be interest on the Debt Instrument and $10 would be Option Premium. You would include in income (as ordinary interest income) each quarterly $15 interest amount as it is received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. Initially, the portion of the quarterly coupon payment received that is attributable to Option Premium ($10) would not be subject to tax. However, the aggregate amount of the four coupon payments received attributable to Option Premium ($40 for a 12-month note) would be subject to tax at maturity.

     (b) Payment at Maturity

     (i) If the Light Sweet Crude Price fell, on any NYMEX Business Day during the Observation Period of the notes, to below $55, then, because the Final Oil Price under the assumptions above was less than the Initial Price, you would receive at maturity only a portion of your $1,000 initial investment in the notes The portion received would equal the Final Oil Price ($63) divided by the Initial Price ($70) and multiplied by your $1,000 initial investment, or $900. In addition, you would receive the final $25 quarterly coupon payment. In this case, the aggregate amount of Option Premium received on the notes ($40) would decrease your loss on the notes, and you would recognize a short-term capital loss of $60 (the $900 payment at maturity plus the $40 of aggregate Option Premium received, minus your tax basis in the notes, which, this example assumes, is $1,000).

     (ii) Alternatively, if the Light Sweet Crude Price never fell to below $55, then you would receive a payment at maturity of your $1,000 initial investment plus the final $25 quarterly coupon payment. In this case, the Put Option would be deemed to have expired unexercised by us, and you would not be subject to income tax on the return of your $1,000 investment, but you generally would recognize short-term capital gain in an amount equal to the aggregate Option Premium received on the notes ($40).

     (c) Summary

Assumptions
Initial investment in the notes	$1,000
Annual Coupon Rate	10%
Coupon rate on the Debt Instrument	6%
Coupon rate attributable to your grant of Put Option	4%
Initial Price	$70
Trigger Price	$55
Final Oil Price	$63

Certain United States Federal Income Tax Consequences

Coupon Payment		Every 3	Total for
		Months	Year
	Interest on the Debt Instrument (taxed as ordinary interest
	income as received or accrued)	$15	$60
	Option Premium (income deferred until maturity)	$10	$40

	Total coupon payment	$50	$100

At Maturity
(i)	Payment at maturity (in addition to quarterly coupon payment at
	maturity) if the Light Sweet Crude Price fell at any time during the term of
	the notes to below $55		$900
	Amount of Option Premium recognized		$40
	Tax basis in notes		$1,000
	Resulting short-term capital gain or loss		-$60
(ii)	Payment at maturity (in addition to quarterly coupon payment at
	maturity) if the Light Sweet Crude Price never fell to below $55		$1,000
	Amount of Option Premium recognized as short-term capital gain		$40

Possible Alternative Tax Treatments of an Investment in the Notes

     Due to the absence of authorities that directly address the proper characterization of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization of the notes, the timing and character of income on your notes could differ materially from the description herein. For example, the note might be characterized as a single debt instrument subject to the Treasury regulations applicable to contingent payment debt instruments. Under such characterization, you generally would treat each coupon payment on the notes as taxable interest income to the extent of the “comparable yield” (which would be based on our borrowing cost at the time of the issuance of the notes) and thereafter as a tax-free return of your tax basis in the notes. Upon the sale, exchange or retirement of the notes (including redemption at maturity) for an amount in excess of your adjusted tax basis in the notes, you would recognize ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS. Another alternative characterization that the IRS could assert would treat a note as a single debt instrument that is a short-term debt obligation, in which case you might be required to include the entire coupon payment on the notes currently as ordinary income. Other tax characterizations are also possible. For example, a note might be characterized as a single financial contract, pursuant to which characterization the coupon payments might in whole or in part constitute ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Tax Consequences to Non-U.S. Holders

     The following discussion applies to you only if you are a Non-U.S. Holder of notes. You are a “Non-U.S. Holder” if you are a beneficial owner of a note that for U.S. federal income tax purposes is:

  a nonresident alien individual;

  a foreign corporation; or

Certain United States Federal Income Tax Consequences

  a foreign estate or trust.

     We will not withhold on payments made on the notes, provided that you certify on IRS Form W–8BEN, under-penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements. If any amounts are withheld by an applicable withholding agent, you should consult your tax adviser regarding a possible refund of such amounts.

     Any gain realized on the sale or exchange of a note will be exempt from U.S. federal withholding tax, but may be subject to U.S. federal income tax if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met or if such gain is effectively connected with your U.S. trade or business, as discussed below. A Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of disposition is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

     If you are engaged in a trade or business in the United States and if income or gain from the notes is effectively connected with your conduct of such trade or business, you generally will be subject to regular U.S. federal income tax on such income or gain in the same manner as if you were a U.S. Holder except that, in lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

     Payments received on the notes and proceeds received from a sale, exchange or retirement of notes will be subject to information reporting if you are not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder). If you are a Non-U.S. Holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

     Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

ERISA Considerations

We, UBS Securities LLC, UBS Financial Services Inc. and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. Upon purchasing the notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the notes is eligible for relief under Prohibited Transaction Class Exemption (“PTCE”) 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60 or PTCE 96-23. The discussion above supplements the discussion under “ERISA Considerations” in the attached prospectus.

Supplemental Plan of Distribution

UBS has agreed to sell to UBS Securities LLC and UBS Financial Services Inc., and UBS Securities LLC and UBS Financial Services Inc. have agreed to purchase from UBS, the aggregate principal amount of the notes specified on the front cover of this prospectus supplement. The notes will be issued pursuant to a distribution agreement substantially in the form attached as an exhibit to the registration statement of which the accompanying prospectus forms a part. UBS Securities LLC and UBS Financial Services Inc. intend to resell the offered notes at the original issue price applicable to the offered notes to be resold. Minimum initial purchase from UBS Securities LLC and UBS Financial Services Inc. will be notes in an aggregate principal amount of $10,000 and in increments of $1,000 above that amount. UBS Securities LLC and UBS Financial Services Inc. may resell notes to securities dealers at negotiated prices which may include a discount from the original issue price applicable to the offered notes. In the future, we or our affiliates may repurchase and resell the offered notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the attached prospectus.

UBS may use this prospectus supplement and accompanying prospectus in the initial sale of any notes. In addition, UBS, UBS Securities LLC, UBS Financial Services Inc., or any other affiliate of UBS may use this prospectus supplement and accompanying prospectus in a market-making transaction for any notes after its initial sale. In connection with this offering, UBS, UBS Securities LLC, UBS Financial Services Inc., any other affiliate of UBS or any other securities dealers may distribute this prospectus supplement and accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus are being used in a market-making transaction.

We expect to deliver the notes against payment for the notes on the date specified in the last paragraph of the cover page of this prospectus supplement, which will be on or about the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Any notes purchased by any person for resale may not be offered in any jurisdiction in circumstances that would result in the Issuer being obliged to register any further prospectus or corresponding document relating to the notes in that jurisdiction.

For EEA jurisdictions (EU member states plus Norway, Iceland and Liechtenstein) that have implemented Directive 2003/71/EC, including any relevant implementing measure in each such member state (the “EU Prospectus Directive”), the prospectus supplement and the prospectus for these notes DO NOT QUALIFY as a prospectus published in accordance with the requirements of the EU Prospectus Directive. Unless and until a prospectus has been published in accordance with the requirements of the EU Prospectus Directive, these notes may not be offered or sold in EEA jurisdictions that have implemented the EU Prospectus Directive other than (1) in minimum denominations of, or total consideration per investor of at least, EUR 50,000 (or equivalent in other currencies) or (2) only to Qualified Investors; and/or (aggregated for all distributors) to less than 100 offerees that are not Qualified Investors per EEA jurisdiction. A “Qualified Investor” is a legal entity that (i) is authorized or regulated to operate in the financial markets or has the sole purpose to invest in securities; or (ii) meets two of the following three criteria (as shown in its last annual or consolidate accounts): (a) an average number of at least 250 employees during the last financial year; (b) a total balance sheet of more than EUR 43,000,000; and (c) an annual net turnover of more than EUR 50,000,000.

For EEA jurisdictions that have not implemented the EU Prospectus Directive, sales in such jurisdictions must be in compliance with the law of that jurisdiction.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS		1-Year Trigger Reverse
		Exchangeable Notes
	Page	Linked To Light Sweet
Preliminary Prospectus Supplement		Crude Oil Futures
Prospectus Supplement Summary	S-2
Risk Factors	S-12
Value of the Notes	S-16
Operation of the Crude Oil Market	S-17	UBS AG $• Senior Notes due August •, 2007,
Specific Terms of the Notes	S-19	Linked To Light Sweet Crude Oil Futures
Use of Proceeds and Hedging	S-23
Capitalization of UBS	S-24
Certain United States Federal Income Tax
Consequences	S-25
ERISA Considerations	S-30
Supplemental Plan of Distribution	S-31

Prospectus
Introduction	3
Cautionary Note Regarding Forward
Looking Information	5	Preliminary Prospectus Supplement
Incorporation of Information About
UBS AG	7
Where You Can Find More Information	7	July 27, 2006
Presentation of Financial Information	8	(To Prospectus dated March 27, 2006)
Limitations on Enforcement of U.S. Laws Against
UBS AG, Its Management and Others	9
Capitalization of UBS	9
UBS	10
Use of Proceeds	12
Description of Debt Securities We May
Offer	13
Description of Warrants We May Offer	35
Legal Ownership and Book-Entry		UBS Investment Bank
Issuance	52	UBS Financial Services Inc.
Considerations Relating to Indexed
Securities	57
Considerations Relating to Securities Denominated or
Payable in or Linked
to a Non-U.S. Dollar Currency	60
U.S. Tax Considerations	63
Tax Considerations Under the Laws of
Switzerland	74
ERISA Considerations	76
Plan of Distribution	77
Validity of the Securities	80
Experts	80